April 21, 2022

Ms. Rebecca Ament Marquigny

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rule 485(a) Filing for Calvert Social Investment Fund (the “Registrant”) on behalf of

Calvert Focused Value Fund (the “Fund”)

Post-Effective Amendment No. 101 (1933 Act File No. 002-75106)

Amendment No. 101 (1940 Act File No. 811-03334) (the “Filing”)

Dear Ms. Marquigny:

This letter responds to the comments you provided telephonically to the undersigned and Kate Johnson on March 22, 2022 with respect to the Filing.

Below we have summarized your comments to the best of our understanding and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Fund’s registration statement to be made pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Filing.

1.    Per Item 1(a)(2) of Form N-1A, please update the cover page of the prospectus to reflect the Fund’s ticker symbols.

Response: The cover page of the prospectus will be updated to include the Fund’s ticker symbols.

2.    Please provide the changed pages reflecting all of the currently bracketed information completed in the comment response letter.

Response: All of the currently bracketed material information is completed and is included in Exhibit A attached hereto.

3.    Please consider explaining that the Fund has not yet commenced operations in the Portfolio Turnover section in Item 4 of Form N-1A.

Response: The “Portfolio Turnover” section will be updated to include the following disclosure: “The Fund's portfolio turnover rate will be available after the Fund completes its first fiscal year.”

4.    In the first paragraph of “Fund Summary – Principal Investment Strategies” please provide a reasonably current capitalization range for the Russell 1000® Value Index.

Response: The “Fund Summary - Principal Investment Strategies” section will be updated to include the following disclosure at the end of the first paragraph: “As of March 31, 2022, the market capitalization of the Russell 1000 Value Index ranged from $136.3 million to $1.8 trillion with a weighted average market capitalization of $169.1 billion. Market capitalizations of companies within the Russell 1000 Value Index are subject to change.”

5.    In the first paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “value stocks are stocks that, in the opinion of the investment adviser, are inexpensive or undervalued relative to the intrinsic value of the company.” Please clarify how the adviser forms an opinion of whether a particular stock is “inexpensive or undervalued relative to the intrinsic value of the company.” Please explain what criteria the portfolio managers use to evaluate “the strength of the company’s business franchises and management team” or “the sustainability of a company’s competitiveness.” Please note if the adviser relies on publicly available information or particular data models and describe the adviser’s data accumulation and verification process accordingly.

Response: The Fund respectfully notes that it believes the Fund’s current disclosure provides the Fund’s shareholders with sufficient information regarding the Fund’s stock selection process. As noted in the “Fund Summary -- Principal Investment Strategies”: “The portfolio managers utilize information provided by, and the expertise of the investment adviser’s research staff in making investment decisions. In selecting securities, the portfolio managers consider (among other factors) a company’s earnings or cash flow capabilities, dividend prospects, financial strength, growth potential, the strength of the company’s business franchises and management team, sustainability of a company’s competitiveness, and estimates of the company’s net value.” However, in response to the Staff’s comments, this “Principal Investment Strategies” disclosure will be revised to note that, “Such assessments are made through the analysis of a company’s financial statements, products and services, industry position and conditions, and other factors.”

6.    In the first paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “the Fund may invest up to 25% of its total assets in foreign securities, some of which may be issued by companies domiciled in emerging market countries, and may also invest in U.S. dollar-denominated securities of foreign companies that trade on U.S. exchanges or in the over-the-counter market (including depositary receipts that evidence ownership in underlying foreign stocks)” without describing the Fund’s foreign investment strategy or its role in portfolio construction and maintenance. Explain this clearly in the disclosure and define the term “emerging market countries” in an appropriate section of the prospectus.

Response: As noted in “Principal Investment Strategies,” the Fund primarily invests in large-cap value stocks. Large-cap value stocks may include foreign securities. The Fund does not have a separate defined strategy regarding foreign securities or a target allocation with respect to foreign securities including those located in emerging market countries.

The following will be added to the section “Investment Objective & Principal Policies and Risks—Emerging Markets Investments”: “An emerging market country is any country determined by the investment adviser to have an emerging market economy, considering factors such as the country’s political and economic stability, and the development of its financial and capital markets.”

7.    In the first paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “the Fund may invest up to 25% of its total assets in foreign securities, some of which may be issued by companies domiciled in emerging market countries, and may also invest in U.S. dollar-denominated securities of foreign companies that trade on U.S. exchanges or in the over-the-counter market (including depositary receipts that evidence ownership in underlying foreign stocks).” Please provide additional disclosure clarifying the Fund’s principal strategy with respect to foreign currency and the use of ADRs and GDRs. Please explain the circumstances under which the Fund would use these instruments and any limiting criteria that applies. If the fund will invest in unsponsored depositary instruments, please affirmatively disclose this in the principal strategy and disclose the attendant principal risks in the principal risk disclosure.

Response: As noted in “Fund Summary – Principal Investment Strategies,” the Fund primarily invests in large-cap value stocks. Large-cap value stocks may include foreign securities. The Fund may use depositary receipts, including ADRs and GDRs, as alternatives to holding foreign securities. The Fund does not have a separate defined strategy or target allocation related to foreign currencies or ADRs or GDRs. The Fund may invest in unsponsored depositary instruments and notes that the risk of such investments is included in the last paragraph of “Foreign Investments” under “Investment Objective & Principal Policies and Risks”.

8.    In the first paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “the Fund may also invest in publicly traded real estate investment trusts (“REITs”).” If REITs will be a principal strategy, please clarify their role in portfolio construction and the achievement of total return. If not, please consider removing the reference.

Response: As noted in “Fund Summary – Principal Investment Strategies,” the Fund primarily invests in large-cap value stocks. Large-cap value stocks may include REITs. The Fund does not have a defined allocation or separate strategy regarding REITs.

9.    In the first paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “the Fund may invest in exchange-traded funds (“ETFs”), a type of pooled investment vehicle, in order to manage cash positions or seek exposure to certain markets or market sectors.” The Staff believes the Fund’s ETF strategy is inappropriately vague. Please specifically identify the markets or sectors in which the Fund will rely on ETFs for exposure and disclose the adviser’s corresponding ETF selection criteria.

Response: The disclosure has been revised to delete the reference to seeking exposure to certain markets or sectors.

10.  In the first paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “the Fund may also lend its securities.” Please explain in the disclosure how securities lending functions as an integral component of the Fund’s total return strategy, disclose the relevant transaction characteristics, and describe or provide examples of securities lending transactions that would be favorable to the Fund.

Response: The relevant disclosure will be updated to clarify that the Fund may also lend its securities “to financial institutions (typically brokers, dealers, and banks) to generate income for the Fund.”

11.  In the second paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “investment decisions are made primarily on the basis of fundamental research and consideration of the responsible investing criteria described below;” however, the relevant responsible investing paragraph directs the reader to the prospectus appendix without summarizing the factors the adviser considers. In clear, concise and understandable language, please provide a synopsis of the key ESG criteria and principles in the disclosure responsive to Item 4, “Risk/Return Summary: Investments, Risks, and Performance” of Form N-1A (“Item 4”) akin to what is currently provided in response to Item 9, “Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings” of Form N-1A (“Item 9”).

Response: The “Responsible Investing” paragraph has been revised to note the following: “The portfolio managers seek to invest in companies that manage environmental, social and governance (“ESG”) risk exposures adequately and that are not exposed to excessive ESG risk through their principal business activities. Companies are analyzed by the investment adviser’s ESG analysts utilizing The Calvert Principles for Responsible Investment (“Principles”), a framework for considering ESG factors (a copy of which is included as an appendix to the Fund’s Prospectus). Each company is evaluated relative to an appropriate peer group based on material ESG factors as determined by the investment adviser.”

The Registrant also notes that it will consider further enhancements to its disclosure regarding the Fund’s responsible investing criteria as part of the next annual update across the Calvert Fund Complex.

12.  In the second paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “in selecting securities, the portfolio managers consider (among other factors) a company’s earnings or cash flow capabilities, dividend prospects, financial strength, growth potential, the strength of the company’s business franchises and management team, sustainability of a company’s competitiveness, and estimates of the company’s net value.” Please clarify the types of information upon which the adviser relies on in determining “the strength of the company’s business franchises and management teams and sustainability of a company’s competitiveness.”

Response: The Fund’s “Principal Investment Strategies” will be revised to note, regarding portfolio manager evaluations, “Such assessments are made through the analysis of a company’s financial statements, products and services, industry position and conditions, and other factors.”

13. In the second paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “the portfolio managers may sell a security when the investment adviser’s price objective for the security is reached, the fundamentals of the company deteriorate, a security’s price falls below acquisition cost or to pursue more attractive investment options.” The Staff believes the disclosure stating that the portfolio managers may sell fund holdings to pursue more attractive investment options is inappropriately broad. Please delete or revise the disclosure to describe the portfolio managers’ discretion in more helpful and less all-encompassing terms.

Response: The disclosure will be revised to state, “The portfolio managers may sell a security when the investment adviser’s price objective for the security is reached, the fundamentals of the company deteriorate, a security’s price falls below acquisition cost or when other securities are identified to displace a current holding.”

14.  In the second paragraph of “Fund Summary – Principal Investment Strategies,” the disclosure states that “the portfolio managers seek to manage investment risk by utilizing fundamental analysis of risk/return characteristics in securities selection and also by using quantitative tools to assist in portfolio construction, monitoring, and maintaining issuer and industry diversification among the Fund’s holdings.” Please explain in plain English in the disclosure what you mean by “quantitative tools to assist in portfolio construction, monitoring, and maintaining issuer and industry diversification among the Fund’s holdings.”

Response: In response to this comment, the Fund will delete the reference to quantitative tools in the above referenced disclosure.

15.  In the third paragraph of “Fund Summary – Principal Investment Strategies,” the acronym “CRM” is not defined yet. Please define it here or refer to CRM as “the Adviser” until the acronym is defined later in the prospectus. Additionally, please revise the Item 4 ESG strategy disclosure to outline the most relevant selection criteria and selection process in practical terms investors can understand. The revised disclosure should (i) explain how CRM identifies the initial universe of issuers believed to operate in accordance with The Calvert Principles for Responsible Investment and those “likely to operate in accordance with the Principles pending CRM’s engagement activity” and (ii) describe the adviser’s selection process from within the ESG eligible universe.

Response: The “Responsible Investing” paragraph has been revised to note, “The portfolio managers seek to invest in companies that manage environmental, social and governance (“ESG”) risk exposures adequately and that are not exposed to excessive ESG risk through their principal business activities. Companies are analyzed by the investment adviser’s ESG analysts utilizing The Calvert Principles for Responsible Investment (“Principles”), a framework for considering ESG factors (a copy of which is included as an appendix to the Fund’s Prospectus). Each company is evaluated relative to an appropriate peer group based on material ESG factors as determined by the investment adviser.”

16.  In “Fund Summary – Principal Risks,” there are multiple inconsistencies between the principal risks listed in Item 4 and those identified in Item 9. Per Item 4(b)(1)(i) of Form N-1A, the Item 4 risk disclosure should summarize the principal risks of investing in the Fund based on the information given in response to Item 9(c). Please review and reconcile the risk disclosure.

Response: The Registrant has reviewed its risk disclosure and believes that its current risk disclosure is responsive to Items 4 and 9 of Form N-1A. The Registrant notes that the first paragraph under the heading “Investment Objective & Principal Policies and Risks states, “The investment objective and principal investment policies and risks of the Fund are described in its Fund Summary. Set forth below is additional information about such policies and risks, as well as information about other types of investments and practices in which the Fund may engage from time to time.” With respect to disclosure in Item 4 that is not included in Item 9, the Registrant notes that page 18 of the adopting release for the amendments to Form N-1A (Investment Company Act Release No. 23064 (Mar. 13, 1998)) states that “[i]nformation included in the summary section need not be repeated elsewhere in the prospectus.” In addition, General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” With respect to the disclosure in Item 9 providing information, alongside the information about the Fund’s investment objective and principal investment strategies and risks, about other types of investments and practices in which the Fund may engage, the Registrant notes that General Instruction C.3(b) to Form N-1A states: “A Fund may include, except in response to Items 2 through 8, information in the prospectus . . . that is not otherwise required.

17. In “Fund Summary – Principal Risks,” please provide corresponding disclosure demonstrating the principal strategy giving rise to Sector Risk and identify the sectors on which the adviser anticipates the Fund may focus.

Response: The Fund does not intend to focus on a particular sector, but notes that its focus on value stocks may, under certain market conditions, result in a significant portion of Fund assets being invested in a particular sector.

18.  In “Fund Summary – Principal Risks,” please delete the last line of ETF Risk or include corresponding principal strategy disclosure specifically identifying the other types of pooled investment vehicles that the adviser will rely on to achieve the Fund’s principal objective.

Response: In response to this comment, the Fund will delete the last line of ETF Risk in “Fund Summary—Principal Risks.”.

19.  If the adviser anticipates high portfolio turnover based on its active management of the Fund, please state that as a principal strategy and specifically address the risks high portfolio turnover may pose in “Fund Summary – Principal Risks – Risks Associated with Active Management.”

Response: In response to this comment, the Fund intends to add the following risk factor in “Fund Summary – Principal Risks”:

Portfolio Turnover Risk. The annual portfolio turnover rate of the Fund may exceed 100%. A mutual fund with a high turnover rate (100% or more) may generate more capital gains and may involve greater expenses (which may reduce return) than a fund with a lower rate. Capital gains distributions will be made to shareholders if offsetting capital loss carry forwards do not exist.

20.  If the Fund will invest primarily in responsible investments as implied in “Fund Summary – Principal Risks – Responsible Investing Risk,” please state so explicitly in the principal strategy and consider moving this risk to the beginning of the “Fund Summary – Principal Risks.”

Response: As noted in the Fund’s “Principal Investment Strategies,” “Investment decisions are made primarily on the basis of fundamental research and consideration of … responsible investing criteria ….” The Registrant will reorder “Responsible Investing Risk” so that it appears earlier in the list of “Principal Risks” in the Fund Summary.

21.  In “Investment Objective & Principal Policies and Risks,” please discuss only investment products, practices and risks that are central and principal to the Fund’s objective and operation. Please consider addressing the investment products, practices and risks that sometimes apply under a separate heading clearly identifying them as non-principal.

Response: The Registrant notes that, in addition to information about the Fund’s investment objective and principal investment strategies and risks, the “Investment Objective & Principal Policies and Risks” section of the Prospectus provides information that may be related to the Fund’s principal strategies and risks, but that may not be principal to the Fund’s investment strategies, as well as information about other types of investments and practices in which the Fund may engage from time to time. The Registrant believes this approach is permissible under General Instruction C.3(b) of Form N-1A, which provides that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required” so long as the information does not impede understanding of the information that is required to be included. Please see also Response 16.

22.  Item 9(b) requires a fund to “[d]escribe how the Fund intends to achieve its investment objectives.” The Staff notes that it does not believe that Item 4 disclosure corresponds to Item 9. Please add any missing investment objective and principal strategy discussions, including any policy, practice or technique used by the fund to achieve its investment objectives to the Item 9 disclosure. Additional information in Item 9 should be consistent with, but more comprehensive than Item 4.

Response: Please see Responses 16 and 21.

23. Please clarify whether the adviser will rely on preferred stocks or any specific types of preferred investments to achieve the Fund’s objective and, if appropriate, add corresponding principal strategy disclosure or consider moving preferred stocks from “Investment Objective & Principal Policies and Risks” to a separate heading clearly identifying them as non-principal.

Response: Please see Responses 16 and 21.

24.  Depending on the foreign markets the Fund intends to focus on, please consider adding more specific and tailored disclosure that might be relevant given recent geopolitical events to “Investment Objective & Principal Policies and Risks – Foreign Investments.”

Response: The Fund does not intend to focus on any particular foreign markets. However, in response to the Staff’s comment, the Fund will add the following risk under “Investment Objective & Principal Policies and Risks”:

Geopolitical Risk.  The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in a Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, health emergencies (such as epidemics and pandemics), terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years, such as terrorist attacks around the world, natural disasters, health emergencies, social and political discord, war or debt crises and downgrades, among others, may result in market volatility and may have long term effects on both the U.S. and global financial markets. Other financial, economic and other global market and social developments or disruptions may result in similar adverse circumstances, and it is difficult to predict when similar events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects (which may last for extended periods).

Such global events may negatively impact broad segments of businesses and populations, cause a significant negative impact on the performance of the Fund’s investments, adversely affect and increase the volatility of the Fund’s share price, exacerbate pre-existing political, social and economic risks to the Fund. The Fund’s operations may be interrupted and any such event(s) could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. There is a risk that you may lose money by investing in the Fund.

25.  If the Fund will invest principally in unsponsored depositary instruments as suggested at the end of “Investment Objective & Principal Policies and Risks – Foreign Investments,” please add corresponding principal strategy disclosure and include risk disclosure regarding unsponsored depositary receipts per Item 4(b)(1)(i) of Form N-1A.

Response: The Fund does not intend to invest principally in unsponsored depositary instruments.

26.  In the second paragraph of “Investment Objective & Principal Policies and Risks – Foreign Investments,” please clarify whether engaging in spot transactions, forward foreign currency exchange contracts, currency futures, and options contracts is principal or non-principal and reconcile the relevant strategy and risk sections accordingly. Please do likewise for the derivatives risk and sub-risks.

Response: Please see Responses 16 and 21.

27.  Please clarify whether short sales are principal or non-principal and revise the principal strategy or relocate the risk, as applicable.

Response: Please see Responses 16 and 21.

28.  Please clarify whether restricted securities are principal or non-principal and revise the principal strategy or relocate the risk, as applicable.

Response: Please see Responses 16 and 21.

29.  Please clarify whether securities lending and borrowing are principal risks and revise the principal strategy or relocate the risks, as applicable.

Response: Please see Responses 16 and 21.

30.  If the disclosure in “Investment Objective & Principal Policies and Risks – Cash and Money Market Instruments” is responding to Instruction 6 to Item 9(b)(1) of Form N-1A, please revise that heading to clarify that it is addressing the Fund’s temporary defensive position strategy and specifically describe the risk in terms of the temporary strategy’s impact on the Fund’s returns.

Response: The Registrant confirms that the Fund may invest in cash and money market securities as part of the Fund’s temporary defensive position strategy and as a part of the Fund’s principal investment strategy outside of the circumstances permitted for temporary defensive positions. In response to the comment, the Registrant will revise the heading to read “Cash and Money Market Instruments; Temporary Defensive Positions”. Further, the Fund will revise the disclosure to state “During unusual market conditions, including for temporary defensive purposes, the Fund may invest up to 100% of its assets in cash or money market instruments, which may be inconsistent with its investment objective(s) and other policies, and as such, the Fund may not achieve its investment objective(s) during this period.”

31.  Please clarify whether “Converting to Hub and Spoke Structure” is a course of action the adviser is currently intending to pursue for the Fund. If not, please consider moving this investment policy. Please also explain supplementally the reason for this disclosure and context for when the adviser is likely to convert the Fund to a hub and spoke structure.

Response: Certain affiliated funds of the Registrant currently employ a Hub and Spoke Structure, as permitted under the 1940 Act. While the Fund is not currently intending to pursue a Hub and Spoke Structure, the Fund may reconsider its organizational structure and convert to a Hub and Spoke structure in the future, and therefore seeks to provide shareholders notice of this possibility.

32.  In “About Responsible Investing,” the header and current language describe a generic ESG approach that could apply to any fund with or without it being a principal strategy. Please consider moving this section forward and changing the heading so that it’s clearly identified as a principal strategy of the Fund and add or revise disclosure to clarify how the strategy applies to purchase and sale decisions in the context of this Fund.

Specifically:

(a)	Please explain the interplay between the adviser’s value strategy, the related financial criteria, and the adviser’s ESG analysis. What is the adviser’s portfolio construction process and where do ESG considerations fit?

Response: The Fund respectfully notes that it believes the current disclosure provides investors with sufficient information regarding the Fund’s ESG approach, including how CRM applies the Principles to evaluate potential investments. As noted in the Principal Investment Strategy, “Investment decisions are made primarily on the basis of fundamental research and consideration of … responsible investing criteria ….” The portfolio managers will only invest in companies that have been determined to operate in accordance with the Calvert Principles. With respect to moving “About Responsible Investing” forward, please see Response 15. The Fund respectfully notes that it believes that the updates to the “Responsible Investing” paragraph will provide investors with clarity on the Fund’s ESG strategy, including how the strategy applies to the Fund’s investment decisions.

(b)	The third sentence under “Investment Selection Process” says “each issuer is evaluated relative to an appropriate peer group based on financially material ESG factors as determined by CRM.” Please explain how CRM determines “financially material ESG factors” and establishes relevant peer groups for such comparisons.

Response: As noted under “Investment Selection Process, CRM’s evaluation of a particular security’s responsible investing characteristics generally involves both quantitative and qualitative analysis. In assessing investments,

CRM generally focuses on the ESG factors relevant to the issuer’s operations…” Such evaluations are conducted using the Principles as a framework.

The Registrant also notes that it will consider further enhancements to its disclosure regarding the Fund’s responsible investing criteria as part of the next annual update across the Calvert Fund Complex.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8878.

Very truly yours,

/s/ Michael Keane

Michael Keane, Esq.

Exhibit A

Statutory Prospectus

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors may also pay commissions or other fees to their financial intermediary, which are not reflected below. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in Calvert mutual funds. Certain financial intermediaries also may offer variations in Fund sales charges to their customers as described in Appendix B – Financial Intermediary Sales Charge Variations in this Prospectus. More information about these and other discounts is available from your financial professional and under “Sales Charges” on page 21 of this Prospectus and page 18 of the Fund’s Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class	Class I	Class R6
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.25%	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of net asset value at purchase or redemption)	None	1.00%	None	None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class A	Class	Class I	Class R6
Management Fees	0.62%	0.62%	0.62%	0.62%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses(1)	0.22%	0.22%	0.22%	0.22%
Total Annual Fund Operating Expenses	1.09%	1.84%	0.84%	0.84%
Less Expense Reimbursement and Fee Reduction(2)	(0.10)%	(0.10)%	(0.10)%	(0.10)%
Net Annual Fund Operating Expenses	0.99%	1.74%	0.74%	0.74%
(1)	Based on estimates for the current fiscal year.
(2)	The investment adviser and administrator has agreed to reimburse the Fund’s expenses to the extent that Total Annual Fund Operating Expenses exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.74% for Class I shares and 0.74% for Class R6 shares. This expense reimbursement will continue through January 31, 2023. Any amendment to or termination of this reimbursement would require approval of the Board of Trustees. The expense reimbursement relates to ordinary operating expenses only and does not include expenses such as: brokerage commissions, acquired fund fees and expenses of unaffiliated funds, borrowing costs (including borrowing costs of any acquired funds), taxes or litigation expenses. Amounts reimbursed may be recouped by the investment adviser and administrator during the same fiscal year to the extent actual expenses are less than the contractual expense cap during such year.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that the operating expenses remain the same and that any expense reimbursement arrangement remains in place for the contractual period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Expenses with Redemption		Expenses without Redemption
	1 Year	3 Years	1 Year	3 Years
Class A shares	$621	$844	$621	$844
Class C shares	$277	$569	$177	$569
Class I shares	$76	$258	$76	$258
Class R6 shares	$76	$258	$76	$258

Management and Organization

Under its investment advisory agreement, CRM receives a monthly advisory fee equal to 0.50% annually of the Fund’s average daily net assets.

Statement of Additional Information

MANAGEMENT AND ORGANIZATION

The fees and expenses of the Trustees of the Trust are paid by the Fund (and other series of the Trust). (A Board member who is a member of the Calvert organization receives no compensation from the Trust.) During the fiscal year ended September 30, 2022, it is estimated that the Trustees of the Trust will earn the following compensation in their capacities as Board members from the Trust. For the year ended December 31, 2021, the Board members earned the following compensation in their capacities as members of the Calvert Fund Boards(1):

Source of Compensation	Richard L. Baird, Jr.	Alice Gresham Bullock	Cari M. Dominguez	John G. Guffey, Jr.	Miles D. Harper, III	Joy V. Jones	Anthony A. Williams
Trust(2)	$69,283(3)	$77,980(4)	$69,283	$70,008(5)	$71,022	$71,022	$69,283
Trust and Fund Complex(1)	$186,500(6)	$216,500(7)	$186,500	$189,000(8)	$192,500	$192,500	$186,500
(1)	As of April 29, 2022, the Calvert fund complex consists of 42 registered investment companies.
(2)	The Trust consisted of 7 Funds as of April 29, 2022.
(3)	Includes $29,792 of deferred compensation.
(4)	Includes $7,798 of deferred compensation.
(5)	Includes $35,004 of deferred compensation.
(6)	Includes $65,275 of deferred compensation.
(7)	Includes $21,650 of deferred compensation.
(8)	Includes $113,400 of deferred compensation.

INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES

Portfolio Managers. The portfolio managers (each referred to as a “portfolio manager”) of the Fund are listed below. The following table shows, as of February 28, 2022, the number of accounts each portfolio manager managed in each of the listed categories and the total assets (in millions of dollars) in the accounts managed within each category. The table also shows the number of accounts with respect to which the advisory fee is based on the performance of the account, if any, and the total assets (in millions of dollars) in those accounts.

	Number of All Accounts	Total Assets of All Accounts	Number of Accounts Paying a Performance Fee	Total Assets of Accounts Paying a Performance Fee
Aaron S. Dunn(1)(2)(3)
Registered Investment Companies	6	$6,765.8	0	$0
Other Pooled Investment Vehicles	2	$97.5	0	$0
Other Accounts	23	$2,137.3	0	$0
Bradley T. Galko(1)(2)(3)
Registered Investment Companies	6	$6,765.8	0	$0
Other Pooled Investment Vehicles	2	$97.5	0	$0
Other Accounts	23	$2,137.3	0	$0
(1)	As of February 28, 2022.
(2)	This portfolio manager provides advisory services for certain of the “Other Accounts” on a nondiscretionary or model basis. For “Other Accounts” that are part of a wrap account program, the number of accounts is the number of sponsors for which the portfolio manager provides advisory services rather than the number of individual customer accounts within each wrap account program. The assets managed may include assets advised on a nondiscretionary or model basis.
(3)	This portfolio manager serves as portfolio manager of one or more registered investment companies that invests or may invest in one or more underlying registered investment companies in the Eaton Vance family of funds or other pooled investment vehicles sponsored by Eaton Vance. The underlying investment companies may be managed by this portfolio manager or another portfolio manager.

The portfolio managers did not beneficially own any equity securities of the Fund since the Fund had not yet commenced operations prior to the date of this SAI. The following table shows the dollar range of equity securities beneficially owned in the Calvert family of funds as of December 31, 2021.

Portfolio Managers	Aggregate Dollar Range of Equity Securities Beneficially Owned in the Calvert Family of Funds
Aaron S. Dunn	$100,001 - $500,000
Bradley T. Galko	$10,001 - $50,000

OTHER SERVICE PROVIDERS

Independent Registered Public Accounting Firm. Deloitte & Touche LLP (“Deloitte”), 200 Berkeley Street, Boston, MA 02116, independent registered public accounting firm, audits the Fund's financial statements. Deloitte and/or its affiliates provide other audit and related services to the Fund.